SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated June 14, 2011, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated June 14, 2011, the Company reported that in the frame of a series of transactions, which constitutes for the Company a new expansion in the agricultural business in South America, it has acquired through subsidiaries two agricultural parcels in the Republic of Bolivia (“Bolivia”).

The Company subscribed purchase agreements for two agricultural parcels located at Santa Cruz, Bolivia, with a total surface amounts to 5,000 hectares, which will be used for agricultural exploitation.

The first abovementioned acquisition is a field of about two thousand six hundred and sixty hectares (2,660 ha.) for sugar cane exploitation. The purchase price amounts to US$ 8,4 million (U.S. Dollars Eight Million Four Hundred Thousand) or US$ 3,150 per hectare. The Company has paid 23.8% of the total amount with the signing of the agreement, and the remaining balance price, i.e. 76.2%, will be paid in four installments expiring the last one on October 2012.

The second acquisition is a field of about two thousand three hundred and forty hectares (2,340 ha.) for soybeans exploitation, which purchase price amounts to US$ 4,992 million (U.S. Dollars Four Million Nine Hundred Ninety Two Thousand) of which the Company has paid 33.9%. The remaining balance price, i.e. 66.1%, will be paid in four consecutive semi-annual installments expiring the first one on December 2011. The transfer of registration of the remaining two fractions parts of the said field will occur simultaneously with the payment of the installments agreed for June 2012 and June 2013.

Additionally the company, has agreed to sell a parcel of land of nine hundred and ten hectares (910 ha.) dedicated to the agricultural production for a total amount of US$ Three Million Six Hundred Forty Thousand (U.S. Dollars 3,64 million) or US$ 4,000 per hectare, which had been acquired in 2008 at a price per hectare of US$ 2,300. From the total sale amount it has been received the 27.5% and the remaining balance, i.e. 72.5% will be paid in 5 consecutive semiannual installments, expiring the last one in December 2013.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: June 21, 2011